Molino Papel Escribir, Imprimir, Embalar
Teléfono (043) 401224 - 401221
Planta Sacos
Teléfono (043) 401235 - 401236
Planta Bolsas
Teléfono (043) 401094 - 401095

Formas Continuas, Resmas, Resmillas
Teléfono (043) 401349 - (02) 2398702
CORIALSA (Productos Escolares Alpes)
Teléfono (041) 332419 - 332405 - 332428
Transportes Alpes
Teléfono (02) 9012416 - (043) 401380 - 401381

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto Caracas 1050,
Apartado Postal 2046 Caracas 1010-A Venezue
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Rule 12g3-2 (b) File N° 82-4240

Maracay, July 31st, 2002

02049413

Office of International Corp
Division of Corporation Fina
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

02 AUG 22 AM 9:03

SUPPL

Attention: Special Counsel
Office of International Corporate Finance

PROCESSED
AUG 30 2002
THOMSON
FINANCIAL

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Rule 12g3-2 (b) File N° 82-4240

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Very truly yours,

dlw 8/27

Leticia Level
Corporate Planning Manager
Fax N° 58-212-9012317

Molino Papel Escribir, Imprimir, Embalar
Teléfono (043) 401224 - 401221
Planta Sacos
Teléfono (043) 401235 - 401236
Planta Bolsas
Teléfono (043) 401094 - 401095

Formas Continuas, Resmas, Resmillas
Teléfono (043) 401349 - (02) 2398702
CORIALSA (Productos Escolares Alpes)
Teléfono (041) 332419 - 332405 - 332428
Transportes Alpes
Teléfono (02) 9012416 - (043) 401380 - 401381

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Enclosures:

- ✓ Manufacturas de Papel, C.A. (MANPA) S.A.C.A. Interim Consolidated Financial Statements as of June 30, 2002 (Expressed in Historic and Restated Bolivars as of June 30, 2002).
- ✓ MANPA's First Semester 2002 Report and Consolidated Interim Financial Statements as of June 30, 2002, expressed in US Dollars under US GAAP.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

RESTATED CONSOLIDATED BALANCE SHEET
For the period
Between January 1st and June 30th
INTERIM
(Expressed in Constants Thousands of Bolivars of June 30th, 2002)

	1st Semester 2002	1st Semester 2001
ASSETS		
CURRENT ASSETS		
Cash and Temporary Investments	9.144.793	3.703.247
Accounts Receivable, Trade	33.114.932	36.277.036
Other Accounts Receivable	3.891.506	3.312.252
Inventories	35.171.520	27.716.501
Prepaid Expenses	926.149	921.629
Advances to Suppliers	1.729.147	1.230.424
TOTAL CURRENT ASSETS	**83.978.047**	**73.161.089**
Investments	19.727.629	17.102.325
FIXED ASSETS	**356.267.010**	**278.801.376**
Other Assets	1.392.926	12.494.600
TOTAL ASSETS	**461.365.612**	**381.559.390**

Juan Antonio Lovera
Chief Financial Officer

María Alejandra Maguhn
Corporate Comptroller

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

RESTATED CONSOLIDATED BALANCE SHEET
For the period
Between January 1st and June 30th
INTERIM
(Expressed in Constants Thousands of Bolivars of June 30th, 2002)

	1st Semester 2002	1st Semester 2001
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Banks and Trade Loans	7.800.000	0
Current Portion of Long Term Debt	5.594.815	14.375.406
Accounts Payable Trade	27.483.520	30.353.661
Other Accounts Payable	5.115.642	3.241.824
Dividends Payable	1.070.369	275.066
Other Current Liabilities	2.904.382	2.746.246
TOTAL CURRENT LIABILITIES	**49.968.728**	**50.992.203**
TAXES PAYABLE		
Taxes Payable	3.655.830	1.711.026
LONG TERM LIABILITIES		
Long Term Loans	2.250.000	9.756.212
Employee Termination Benefits and Other Provisions	5.568.059	8.947.860
Other Liabilities	1.376.014	2.409.720
TOTAL LONG TERM LIABILITIES	**9.194.073**	**21.113.792**
TOTAL LIABILITIES	**62.818.631**	**73.817.021**
STOCKHOLDERS' EQUITY	**398.546.981**	**307.742.369**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**461.365.612**	**381.559.390**

Juan Antonio Lovera
Chief Financial Officer

María Alejandra Maguhn
Corporate Comptroller

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

RESTATED CONSOLIDATED STATEMENTS OF INCOME
For the period
Between January 1st and June 30th
INTERIM
(Expressed in Constants Thousands of Bolivars of June 30th, 2002)

	1st Semester 2002	1st Semester 2001
Net Sales	91.076.270	95.252.177
COSTS AND OPERATING EXPENSES		
Cost of Sales	54.184.788	53.062.383
General and Administrative Expenses	4.976.404	4.100.780
Selling Expenses	11.579.772	14.024.846
TOTAL OPERATING EXPENSES	**70.740.964**	**71.188.009**
EARNING BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (EBITDA)	**20.335.306**	**24.064.168**
Depreciation and Amortization	8.850.648	9.105.477
OPERATING INCOME	**11.484.658**	**14.958.691**
OTHER INCOME/(EXPENSES)		
Other Incomes/(Expenses), net	-4.634.586	-10.107.866
INTEGRAL FINANCING INCOME (COST)		
Interest Incomes	214.772	692.422
Interest Expenses	-4.601.980	-4.066.885
Exchange differences, net	-1.647.916	-1.001.479
Monetary gain	1.032.748	2.685.421
TOTAL INTEGRAL FINANCING INCOME (COST)	**-5.002.376**	**-1.690.521**
INCOME BEFORE TAXES	**1.847.696**	**3.160.304**
Provision for Taxes	1.427.290	1.303.414
NET INCOME	**420.406**	**1.856.890**

Juan Antonio Lovera
Chief Financial Officer

María Alejandra Maguhn
Corporate Comptroller

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE PERIOD BETWEEN JANUARY 1st AND JUNE 30th OF THE YEAR 2002
RESTATED FOR INFLATION EXPOSURE AS OF JUNE 30th, 2002
(Stated in Thousands of Bolivars)

	Capital stock	Updating of capital stock	Net clearing result solely for future increases of capital stock	Foreing currency translation adjustments from oveseas subsidiary	Retained earnings		Result from nonmonetary asset holdings	Total stockholders' equity
					Legal reserve	Undistributed		
BALANCE AT DECEMBER 31, 2001	22.940.094	55.603.590	134.898.108	200.063	7.854.368	35.617.098	145.739.972	402.853.293
Net Income	-	-	-	-	-	420.406	-	420.406
Cash Dividends	-	-	-	-	-	(9.772.989)	-	(9.772.989)
Results from nonmonetary assets holdings	-	-	-	-	-	-	5.046.271	5.046.271
BALANCE AT JUNE 30, 2002	22.940.094	55.603.590	134.898.108	200.063	7.854.368	26.264.515	150.786.243	398.546.981

Juan Antonio Lovera
Chief Financial Officer

María Alejandra Maguhn
Corporate Comptroller

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE PERIOD BETWEEN JANUARY 1st AND JUNE 30th OF THE YEAR 2001
RESTATED FOR INFLATION EXPOSURE AS OF JUNE 30th, 2002
(Stated in Thousands of Bolivars)

	Capital stock	Updating of capital stock	Net clearing result solely for future increases of capital stock	Foreing currency translation adjustments from oveseas subsidiary	Retained earnings		Result from nonmonetary asset holdings	Total stockholders' equity
					Legal reserve	Undistributed		
BALANCE AT DECEMBER 31, 2000	22.940.094	55.603.590	134.898.108	189.031	7.854.368	35.941.038	58.520.228	315.946.457
Net Income	-	-	-	-	-	1.856.890	-	1.856.890
Cash Dividends	-	-	-	-	-	(2.811.163)	-	(2.811.163)
Results from nonmonetary assets holdings	-	-	-	-	-	-	(7.249.815)	(7.249.815)
BALANCE AT JUNE 30, 2001	22.940.094	55.603.590	134.898.108	189.031	7.854.368	34.986.765	51.270.413	307.742.369

Juan Antonio Lovera
Chief Financial Officer

María Alejandra Maguhn
Corporate Comptroller

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIOD BETWEEN JANUARY 1st AND JUNE 30th
RESTATED FOR INFLATION EXPOSURE AS OF JUNE 30th, 2002
(Stated in Thousands of Bolivars)

	2002	2001
OPERATING ACTIVITIES:		
Net income	420.406	1.856.890
Adjustment to reconcile net income with net cash provided from operating activities:		
Minoritary interests, net	347.061	(160.267)
Gain on sale of assets	206.543	256.446
Provision for investments	3.604.485	1.927.964
Monetary gain	(1.032.781)	(2.685.421)
Depreciation	8.550.613	8.968.729
Accrual for termination benefits	5.608.859	5.501.944
Changes in current assets and liabilities	2.964.994	2.173.070
Deferred charges and other assets	(82.153)	-
Payment of termination benefits	(5.399.335)	(5.215.328)
Other liabilities and deferred credits	(9.807)	1.021.231
Net cash provided by operating activities	15.178.885	13.645.258
INVESTING ACTIVITIES:		
Sale Forestry proyect, net	-	19.671.030
Additions to property, plant and equipment, net	-	(9.727.831)
Disposal of assets, net	3.339.120	-
Net cash provided by (used in) investing activities	3.339.120	9.943.199
FINANCING ACTIVITIES:		
Decrease in short-term banks loans and overdrafts	7.800.000	(1.146.062)
Decrease in long-term loans	(15.008.469)	(26.965.794)
Dividends paid	(9.772.989)	(2.811.163)
Net cash used in financing activities	(16.981.458)	(30.923.019)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1.536.547	(7.334.562)
CASH AND CASH EQUIVALENTS		
AT BEGINING OF THE PERIOD	7.608.246	11.037.809
AT END OF THE PERIOD	9.144.793	3.703.247

Juan Antonio Lovera
Chief Financial Officer

María Alejandra Maguhn
Corporate Comptroller

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

COMPLEMENTARY INFORMATION
HISTORIC CONSOLIDATED BALANCE SHEET
For the period
Between January 1st and June 30th
INTERIM
(Expressed in Thousands of Bolivars)

	1st Semester 2002	1st Semester 2001
ASSETS		
CURRENT ASSETS		
Cash and Temporary Investments	9.144.793	4.752.556
Accounts Receivable, Trade	33.114.932	30.872.990
Other Accounts Receivable	3.891.506	2.702.652
Inventories	28.602.287	23.757.276
Prepaid Expenses	903.964	782.666
Advances to Suppliers	1.716.893	1.021.756
TOTAL CURRENT ASSETS	**77.374.375**	**63.889.896**
Investments	2.000.718	1.272.484
FIXED ASSETS	**36.329.557**	**41.380.438**
Other Assets	1.392.926	10.669.470
TOTAL ASSETS	**117.097.576**	**117.212.288**

Juan Antonio Lovera
Chief Financial Officer

María Alejandra Maguhn
Corporate Comptroller

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

COMPLEMENTARY INFORMATION
HISTORIC CONSOLIDATED BALANCE SHEET
For the period
Between January 1st and June 30th
INTERIM
(Expressed in Thousands of Bolivars)

	1st Semester 2002	1st Semester 2001
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Banks and Trade Loans	7.800.000	0
Current Portion of Long Term Debt	5.594.815	12.025.877
Accounts Payable Trade	27.483.520	25.436.266
Other Accounts Payable	5.115.642	2.711.977
Dividends Payable	1.070.369	230.109
Other Current Liabilities	2.324.467	3.205.774
TOTAL CURRENT LIABILITIES	**49.388.813**	**43.610.003**
TAXES PAYABLE		
Taxes Payable	3.655.830	1.541.137
LONG TERM LIABILITIES		
Long Term Loans	2.250.000	8.161.648
Employee Termination Benefits and Other Provisions	5.568.059	5.689.242
Other Liabilities	9.928.513	11.554.203
TOTAL LONG TERM LIABILITIES	**17.746.572**	**25.405.093**
TOTAL LIABILITIES	**70.791.215**	**70.556.233**
STOCKHOLDERS' EQUITY	**46.306.361**	**46.656.055**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**117.097.576**	**117.212.288**

Juan Antonio Lovera
Chief Financial Officer

María Alejandra Maguhn
Corporate Comptroller

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

COMPLEMENTARY INFORMATION
HISTORIC CONSOLIDATED STATEMENTS OF INCOME
For the period
Between January 1st and June 30th
INTERIM
(Expressed in Thousands of Bolivars)

	1st Semester 2002	1st Semester 2001
Net Sales	87.132.544	78.617.132
COSTS AND OPERATING EXPENSES		
Cost of Sales	49.176.606	49.351.784
General and Administrative Expenses	4.872.424	3.434.884
Selling Expenses	11.095.085	11.588.947
EARNING BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (EBITDA)	**21.988.429**	**14.241.517**
Depreciation and Amortization	2.584.935	2.490.160
OPERATING INCOME	**19.403.494**	**11.751.357**
OTHER INCOME/(EXPENSES)		
Other Incomes/(Expenses), net	-2.742.981	12.465.842
INTEGRAL FINANCING INCOME (COST)		
Interest Incomes	201.237	607.718
Interest Expenses	-4.359.018	-3.305.192
Exchange differences, net	-1.635.870	-815.222
TOTAL INTEGRAL FINANCING INCOME (COST)	**-5.793.651**	**-3.512.696**
INCOME BEFORE TAXES	**10.866.862**	**20.704.503**
Provision for Taxes	1.361.963	1.122.079
NET INCOME	**9.504.899**	**19.582.424**

Juan Antonio Lovera
Chief Financial Officer

María Alejandra Maguhn
Corporate Comptroller

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE PERIOD BETWEEN JANUARY 1st AND JUNE 30th OF THE YEAR 2002
IN HISTORIC VALUES
(Stated in Thousands of Bolivars)

		Retained earnings		
	Capital stock	Legal reserve	Undistributed	Total stockholders' equity
BALANCE AT DECEMBER 31, 2001	11.470.047	1.095.795	33.411.655	45.977.497
Net Income	-	-	9.504.899	9.504.899
Cash dividends	-	-	(9.176.035)	(9.176.035)
BALANCE AT JUNE 30, 2002	11.470.047	1.095.795	33.740.519	46.306.361

Juan Antonio Lovera
Chief Financial Officer

María Alejandra Maguhn
María Alejandra Maguhn
Corporate Comptroller

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE PERIOD BETWEEN JANUARY 1st AND JUNE 30th OF THE YEAR 2001
IN HISTORIC VALUES
(Stated in Thousands of Bolivars)

		Retained earnings		
	Capital stock	Legal reserve	Undistributed	Total stockholders' equity
BALANCE AT DECEMBER 31, 2000	11.470.047	1.095.795	16.801.798	29.367.640
Net Income	-	-	19.582.424	19.582.424
Cash dividends	-	-	(2.294.009)	(2.294.009)
BALANCE AT JUNE 30, 2001	11.470.047	1.095.795	34.090.213	46.656.055

Juan Antonio Lovera
Chief Financial Officer

María Alejandra Maguhn
Corporate Comptroller

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIOD BETWEEN JANUARY 1st AND JUNE 30th
IN HISTORIC VALUES
(Stated in Thousands of Bolivars)

	2002	2001
OPERATING ACTIVITIES:		
Net income	9.504.899	19.582.424
Adjustment to reconcile net income with net cash provided from operating activities:		
Minoritary interests, net	347.061	134.073
Gain on sale of assets	-	(18.902.255)
Provision for investments	1.895.321	57.073
Depreciation	2.341.104	2.246.329
Accrual for termination benefits	4.972.519	4.463.661
Changes in current assets and liabilities	1.160.305	(2.876.451)
Deferred charges and other assets	(84.010)	-
Payment of termination benefits	(4.146.914)	(3.991.952)
Other liabilities and deferred credits	(59.256)	213.361
Net cash provided by operating activities	15.931.029	926.263
INVESTING ACTIVITIES:		
Sale Forestry proyect, net	-	15.472.159
Additions to property, plant and equipment, net	(696.888)	(3.513.255)
Disposal of assets	452.797	1.910.645
Net cash provided by (used in) investing activities	(244.091)	13.869.549
FINANCING ACTIVITIES:		
Decrease in short-term banks loans and overdrafts	7.800.000	(905.000)
Decrease in long-term loans	(12.415.702)	(20.162.069)
Dividends paid	(9.176.035)	(2.294.009)
Net cash used in financing activities	(13.791.737)	(23.361.078)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1.895.201	(8.565.266)
CASH AND CASH EQUIVALENTS		
AT BEGINING OF THE PERIOD	7.249.592	13.317.822
AT END OF THE PERIOD	9.144.793	4.752.556

Juan Antonio Lovera
Chief Financial Officer

María Alejandra Maguhn
Corporate Comptroller

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

02 AUG 22 AM 9:03

[Letterhead of Manpa]

Maracay, July 29, 2002.

Messrs.

NATIONAL SECURITIES COMMISSION (CNV)

Present.

Attn.: National Securities Registry

In compliance with the regulations in effect, enclose please find three (3) counterparts of the following documents belonging to Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

1. Restated Financial Statements Consolidated at June 30, 2002.

2. Consolidated Statements of Equity Accounts Movements at June 30, 2002, restated in Bolivars.

3. Consolidated Statement of Movements in Equity Accounts at June 30, 2001 in restated bolivars.

4. Consolidated Statements of Cash Flow for the term comprised from January the 1st through June the 30th for the years 2002 and 2001, in restated bolivars.

5. Historical Consolidated Financial Statements at June 30, 2002.

Consolidated Statements of Movements in Equity Accounts at March 31, 2002 in historical bolivars.

6. Consolidated Statements of Movements in Equity Accounts at June 30, 2002 in historical bolivars.

7. Consolidated Statements of Movements in Equity Accounts at June 30, 2001 in historical bolivars.

8. Consolidated Statements of Cash Flows for the term comprised from January the 1st through June the 30th for the years 2002 and 2001, in historical bolivars.

9. Detail of long-term loans at June 30, 2002.

Having no further matter to discuss,

Sincerely,

LETICIA LEVEL (signed) Illegible.

Treasury Corporate Manager.

Translator's Note:

At the bottom right margin there is a wet seal that reads as follows: "Please return signed and sealed". At the upper margin there is a wet seal that reads as follows: "National Securities Commission. 2 July 30. PM 4:08. RECEIVED FILE."------------------

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET RESTATED

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND JUNE THE 30TH

STATED IN CONSTANT CURRENCY AT JUNE 30, 2002

INTERIM PRELIMINARY

(In thousands of Bs.)

	1st Semester 2002	1st Semester 2001
ASSETS		
CURRENT		
Cash and listed securities	9,144,793	3,703,247
Commercial Accounts Receivable	33,114,932	36,277,036
Other accounts receivable	3,891,506	3,312,252
Inventory	35,171,520	27,716,501

Expenses paid in advance	926,149	921,629
Advances to suppliers	1,729,147	1,230,424
TOTAL CURRENT ASSETS	83,978,047	73,161,089
Investments	19,727,629	17,102,325
NET FIXED ASSETS	356,267,010	278,801,376
Other Assets	1,392,926	12,494,600
TOTAL ASSETS	461,365,612	381,559,390

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET RESTATED

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND JUNE THE 3OTH

STATED IN CONSTANT CURRENCY AT JUNE 30, 2002

INTERIM PRELIMINARY

(In thousands of Bs.)

	1st Semester 2002	1st Semester 2001
LIABILITIES AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITIES		
Bank and commercial loans	7,800,000	0
Current portion of long-term loans	5,594,815	14,375,406
Commercial accounts payable	27,483,520	30,353,661
Other accounts payable	5,115,642	3,241,824
Dividends	1,070,369	275,066
Others	2,904,382	2,746,246
TOTAL CURRENT LIABILITIES	49,968,728	50,992,203

INCOME TAX PROVISION		
Income tax payable	3,655,830	1,711,026
LONG-TERM LIABILITIES		
Long-term loans	2,250,000	9,756,212
Severance benefits and Other reserves	5,568,059	8,947,860
Other liabilities	1,376,014	2,409,720
TOTAL LONG-TERM LIABILITIES	9,194,073	21,113,792
TOTAL LIABILITIES	62,818,631	73,817,021
EQUITY	398,546,981	307,742,369
TOTAL LIABILITIES AND EQUITY	461,365,612	381,559,390

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED PROFIT AND LOSS STATEMENT RESTATED

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND JUNE THE 30TH

STATED IN CONSTANT CURRENCY AT JUNE 30, 2002

INTERIM PRELIMINARY

(In thousands of Bs.)

	1st Semester 2002	1st Semester 2001
Net sales	91,076,270	95,252,177
OPERATING COSTS AND EXPENSES		
Sales cost	54,184,788	53,062,383
Administration expenses	4,976,404	4,100,780
Sales expenses	11,579,772	14,024,846
TOTAL COSTS AND OPERATING EXPENSES	70,740,964	71,188,009

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

PROFITS BEFORE INTERESTS/TAXES/DEPOSITS AND AMORTIZATIONS	20,335,306	24,064,168
DEPRECIATION AND AMORTIZATION	8,850,648	9,105,477
OPERATING EARNINGS	11,484,658	14,958,691
OTHER INCOME/ (EXPENSES)		
Others – net	-4,634,586	-10,107,866
INTEGRAL FINANCING INCOME (COST)		
Earned interests	214,772	692,422
Interests expenses	-4,601,980	-4,066,885
Exchange differences – net	-1,647,916	-1,001,479
Monetary earnings	1,032,748	2,685,421
TOTAL INTEGRAL FINANCING INCOME (COST)	-5,002,376	-1,690,521
PROFITS BEFORE INCOME TAX	1,847,696	3,160,304
Income tax provision	1,427,290	1,303,414
NET INCOME	420,406	1,856,890

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.--

(Next there are two Consolidated Statement of Movements in equity accounts attached hereto)

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW RESTATED

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND JUNE THE 30TH OF THE YEARS 2001 AND 2002

STATED IN CONSTANT CURRENCY AT JUNE 30, 2002

(Stated in thousands of Bs.)

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

	2002	2001
OPERATING ACTIVITIES:		
Net earnings	420,406	1,856,890
Adjustments to conciliate the net income with the cash provided by the operating activities:		
Participation minority shareholders, net	347,061	(160,267)
Profit from selling assets	206,543	256,446
Provision for investments	3,604,485	1,927,964
Monetary earnings	(1,032,781)	(2,685,421)
Depreciation	8,550,613	8,968,729
Provision for severance benefits	5,608,859	5,501,944
Changes in current assets and liabilities	2,964,994	2,173,070
Deferred charges and other assets	(82,153)	-
Payment of severance benefits	(5,399,335)	(5,215,328)
Other liabilities and deferred credits	(9,807)	1,021,231
Net cash provided for operating activities	15,178,885	13,645,258
INVESTMENT ACTIVITIES:		
Assets sales net forest project	-	19,671,030
Additions to properties, plant and equipment net	-	(9,727,831)
Sales and withdrawals of properties and equipment, net	3,339,120	-
Net cash provided for investment activities	3,339,120	9,943,199
FINANCING ACTIVITIES:		
Increase (reduction) in promissory notes and bank overdrafts	7,800,000	(1,146,062)
Reduction of long-term loans	(15,008,469)	(26,965,794)
Cash dividends	(9,772,989)	(2,811,163)
Net cash used by financing activities	(16,981,458)	(30,923,019)
NET INCREASE (REDUCTIONO IN CASH AND CASH	1,536,547	(7,334,562)

EQUIVALENTS		
CASH AND CASH EQUIVALENTS:		
AT THE BEGINNING OF PERIOD	7,608,246	11,037,809
AT THE END OF PERIOD	9,144,793	3,703,247

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION

HISTORICAL CONSOLIDATED BALANCE SHEET

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND JUNE THE 3OTH

INTERIM PRELIMINARY

(In thousands of Bs.)

	1st Semester 2002	1st Semester 2001
ASSETS		
CURRENT		
Cash and listed securities	9,144,793	4,752,556
Commercial Accounts Receivable	33,114,932	30,872,990
Other accounts receivable	3,891,506	2,702,652
Inventory	28,602,287	23,757,276
Expenses paid in advance	903,964	782,666
Advances to suppliers	1,716,893	1,021,756
TOTAL CURRENT ASSETS	77,374,375	63,889,896
Investments	2,000,718	1,272,484
NET FIXED ASSETS	36,329,557	41,380,438
Other Assets	1,392,926	10,669,470

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO 7 JUDITH X. HERNANDEZ MORA

TOTAL ASSETS	117,097,576	117,212,288

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION

HISTORICAL CONSOLIDATED BALANCE SHEET

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND JUNE THE 30TH

INTERIM PRELIMINARY

(In thousands of Bs.)

	1st Semester 2002	1st Semester 2001
LIABILITIES AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITIES		
Bank and commercial loans	7,800,000	-
Current portion of long-term loans	5,594,815	12,025,877
Commercial accounts payable	27,483,520	25,436,266
Other accounts payable	5,115,642	2,711,977
Dividends	1,070,369	230,109
Others	2,324,467	3,205,774
TOTAL CURRENT LIABILITIES	49,388,813	43,610,003
INCOME TAX PROVISION		
Income tax payable	3,655,830	1,541,137
LONG-TERM LIABILITY		
Long-term loan	2,250,000	8,161,648
Severance benefits and Other reserves	5,568,059	5,689,242
Other liabilities	9,928,513	11,554,203

TOTAL LONG-TERM LIABILITY	17,746,572	25,405,093
TOTAL LIABILITY	70,791,215	70,556,233
SHAREHOLDER'S EQUITY	46,306,361	46,656,055
TOTAL LIABILITY AND SHAREHOLDER'S EQUITY	117,097,576	117,212,288

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION

HISTORICAL CONSOLIDATED PROFIT AND LOSS STATEMENT

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND JUNE THE 30TH

INTERIM PRELIMINARY

(In thousands of Bs.)

	1st Semester 2002	1st Semester 2001
Net sales	87,132,544	78,617,132
OPERATING COSTS AND EXPENSES		
Sales cost	49,176,606	49,351,784
Administration expenses	4,872,424	3,434,884
Sales expenses	11,095,085	11,588,947
PROFITS BEFORE INTERESTS/TAXES/DEPOSITS AND AMORTIZATIONS	21,988,429	14,241,517
DEPRECIATION AND AMORTIZATION	2,584,935	2,490,160
OPERATING EARNINGS	19,403,494	11,751,357
OTHER INCOME/ (EXPENSES)		
Others – net	-2,742,981	12,465,842
INTEGRAL FINANCING INCOME (COST)		

Earned interests	201,237	607,718
Interests expenses	-4,359,018	-3,305,192
Exchange differences – net	-1,635,870	-815,222
TOTAL INTEGRAL FINANCING INCOME (COST)	-5,793,651	-3,512,696
PROFITS BEFORE INCOME TAX	10,866,862	20,704,503
Income tax provision	1,361,963	1,122,079
NET INCOME	9,504,899	19,582,424

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND JUNE THE 30TH OF THE YEARS 2001 AND 2002

IN HISTORICAL BOLIVARS

(Stated in thousands of Bs.)

	2002	2001
OPERATING ACTIVITIES:		
Net earnings	9,504,899	19,582,424
Adjustments to conciliate the net income with the cash provided by the operating activities:		
Participation minority shareholders, net	347,061	134,073
Investment profits		(18,902,255)
Provision for investments	1,895,321	57,073
Depreciation	2,341,104	2,246,329
Provision for severance benefits	4,972,519	4,463,661
Changes in current assets and liabilities	1,160,305	(2,876,451)
Deferred charges and other assets	(84,010)	-

Payment of severance benefits	(4,146,914)	(3,991,952)
Other liabilities and deferred credits	(59,256)	213,361
Net cash provided for operating activities	15,931,029	926,263
INVESTMENT ACTIVITIES:		
Assets sales net forest project	-	15,472,159
Purchase of properties, plant and equipment	(696,888)	(3,513,255)
Sales of properties and equipment	452,797	1,910,645
Net cash provided (used) for investment activities	(244,091)	13,869,549
FINANCING ACTIVITIES:		
Increase in promissory notes and bank overdrafts	7,800,000	(905,000)
Reduction of long-term loans	(12,415,702)	(20,162,069)
Cash dividends	(9,176,035)	(2,294,009)
Net cash used by financing activities	(13,791,737)	(23,361,078)
NET INCREASE (REDUCTION0 IN CASH AND CASH EQUIVALENTS	1,895,201	(8,565,266)
CASH AND CASH EQUIVALENTS:		
AT THE BEGINNING OF PERIOD	7,249,592	13,317,822
AT THE END OF PERIOD	9,144,793	4,752,556

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

LONG-TERM LOANS

At June 30, 2002 long-term loans (current portion net) are comprised as follows:	(Thousands of Bs.)
a. Loan from a foreign bank amounting to US$5.05 million. For a three-year term. Maturity in November 2002.	1,138,565
b. Loan from a local bank amounting to Bs.3,000 million. For a two-year	1,875,000

term. Maturity in August 2003.	
c. Loan from a local bank amounting to Bs.2,000 million. For a two-year term. Maturity in January 2003.	1,500,000
d. Loan from a local bank amounting to Bs.1,250 million. For a two-year term. Maturity in July 2002.	156,250
e. Loan from a local bank amounting to Bs.1,450 million. For a one-year term. Maturity in July 2003.	550,000
f. Loan from a local bank amounting to Bs.3,000 million. For a one-year term. Maturity in September 2003.	2,625,000
Less current portion	-5,594,815
	2,250,000

RESULTS FROM THE FIRST SEMESTER 2002

Outstanding matters:

- Net profit increased 28.02% amounting to US$5,657 million for the first semester of 2002 versus US$4,419 million for the same period of the year 2001.
- Operating profits amounted US$13,455 million, increasing in US$1,072 million (+8.66%) compared to the first semester of the year 2001.
- Income before Interests, Taxes, Depreciation and Amortization (EBITDA) amounted to US$20,173 increasing in US$ 1,005 million (+5.24%) versus the first semester of the year 2001.
- EBITDA margin increased 5.16 percentage points when over 17.50% during the first semester of the year 2001 to 22.7% for the same period of the year 2002.

The increment of company profitability has been possible although the general stoppage that took place in April and the postponement of the beginning of the 2002 school season due to the prevailing uncertainty in regard to a new school calendar.

- EBITDA coverage index to expenses interests net amounted to 4.58 x for the first semester of 2002.
- Reduction of the Financial debt net to US$4,805 million that represents a decrease of 77.61% versus the first semester of the year 2001.

- Dividends were allocated in cash during the first semester of the year 2002 for an approximate amount of US$7,811 million, which when compared to the amount allocated for the same period of the previous year represents an increment of US$4,620 million (+144.8%).

Manufacturas de Papel, C.A. (MANPA) S.A.C.A., in view of the existing financial uncertainty, will continue with its strategy of financial strengthening as mentioned in the last reports, by reducing the financial debt.

Actually, the financial debt net decreased to US$16,660 million during the first semester amounting to US$4,805 million at closure of the first semester of 2001 verus US$21,465 million for the same previous year period.

Company's need indebtedness is considered to be negative for the second semester of the year 2002.

Below there is a summary of the corporate financial debt and its composition:

(In thousands of US$, US GAAP base)	1st Semester 2002	1st Semester 2001
Short-term loans	5,766	0
Current portion of loan to L.P.	4,136	16,725
Total Short-term	9,902	16,725
Long-term loans	1,663	11,351
Total Financial Debt	11,565	28,076
Cash	6,760	6,611
Total financial dent net	4,805	21,465
EBITDA	20,173	19,168
Interests expenses net	4,403	3,805
EBITDA/ Interests x	4,58	5,04

At closure of the first semester 2001 the sales volume amounted to 62,920 versus 72,032 metric tons for the same previous year period, which represents a reduction in 4.332% (-3,112 MT).

This reduction in sales volume is basically a consequence of the general stoppage in April and of the postponement at the beginning of the school season by the end of July

2002, resulting from the prevailing uncertainty in regard to the new school calendar. It is important to remember that school season sales in Venezuela have always begun in May. This means that this year there was a delay of almost two months at the beginning of sales.

In regard to export sales volume same recoded an increase of 26% amounting to 12,878 MT for the first semester of 2002 versus 10,221 MT for the same previous year period, as a result of the correction in the overvaluation rate of the Bolivar against the US Dollar.

Accrued sales net at closure of June 2002 amounted to US$88,687 million, which compared to the same period of the year 2001, dropped to US$22,064 million (-18.84%) as a consequence of both the reduction in sales volume and the impact of devaluation in local sales prices.

Net income before interests, taxes, depreciation and amortization (EBITDA) amounted to US$20,173 million that compared against the year 2001 represents an increase of US$1,005 million (+5.24%).

Expenses interests net increased to US$598 million (+15.76%) when compared against the first semester of the year 2001, consequence of the strong increase registered in the average lending rates, although the reduction of the financial debt.

Net profit at closure of the first semester amounted to US$5,657 million, which compared against the profit of US$4,419 million of the first semester of 2000 represents an increase of US$1,238 million.

SALES IN MT	1st. SEMESTER 2002	1st. SEMESTER 2001	Variation
Hygienic Products	26,577 38.6%	26,337 36.6%	1%
Can reels – Packaging	10,432 15,1%	10,705 14.9%	-3%
Printing coils – Writing	10,931 15.9%	11,216 15.6%	-3%
Bulks	4,192 6.1%	5,315 7.4%	-21%
Bags	2,405 3.5%	2,534 3.5%	-5%
Reams, four quires of letter paper, Continuous Forms	11,275 16.4%	12,005 16.7%	-6%
School and Office Products	3,108 4.5%	3,920 5.4%	-21%

TOTAL PAPER SALES IN MT	68,920	72,032	-4%

Combined Local –Export Sales

Sales in MT	1st Semester 2002	%	1st Semester 2001	%
Export	12,878	19%	10,221	14%
Local	56,042	81%	61,811	86%
TOTAL	68,920	100%	72,032	100%

Financial statements: Profit and Loss Statements. Balance Sheet

CONSOLIDATED PROFIT AND LOSS STATEMENT

FOR THE PERIOD COMPRISED FROM JANUARY 1 AND JUNE 30

INTERIM PRELIMINARY

Prepared based on US GAAP

(In thousands of US$)	Accumulated 02	Accumulated 01
Net sales	88,687	110,751
OPERATING COSTS AND EXPENSES		
Sales cost	58,051	70,368
Operating expenses	17,181	21,215
PROFIT BEFORE INTERESTS TAXES DEPOSITS AND AMORTIZATIONS (EBITDA)	20,173	19,168
Depreciation and amortization	6,718	6,785
OPERATING PROFIT	13,455	12,383
OTHER INCOME/ (EXPENSES)		
Interests expenses net (*)	(4,403)	(3,805)
Other income/ (Disbursements)	(1,979)	(2,572)
Total other income (disbursements)	(6,382)	(6,377)
PROFIT BEFORE INCOME TAX	7,073	6,006
Income tax provision	1,416	1,587
NET INCOME	5,657	4,419

CONSOLIDATED BALANCE SHEET

AT JUNE 30

INTERIM PRELIMINARY

Prepared based on US GAAP

(In thousands of US$)	Accumulated 02	Accumulated 01
ASSETS		
CURRENT		
Cash and listed securities	6,760	6,611
Commercial Accounts Receivable	24,479	42,939
Other accounts receivable	2,877	3,759
Inventory	33,570	34,007
Expenses paid in advance	809	1,092
Advances to suppliers	1,318	1,427
TOTAL CURRENT ASSETS	69,813	89,835
Investments and forest project	8,672	8,520
FIXED ASSETS		
Property, plant and equipment	229,949	237,865
Accumulated depreciation	(142,439)	(130,968)
Ongoing constructions	10,217	4,603
TOTAL FIXED ASSETS	97,727	111,500
Other assets	2,261	15,300
TOTAL ASSETS	178,473	225,155

CONSOLIDATED BALANCE SHEET

AT JUNE 30

INTERIM PRELIMINARY

Prepared based on US GAAP

(In thousands of US$)	Accumulated 02	Accumulated 01
LIABILITIES AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITIES		
Bank and commercial loans	5,766	-

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCE GENERAL CONSOLIDADO REEXPRESADO
PARA EL PERIODO COMPRENDIDO
ENTRE EL 1 DE ENERO Y EL 30 DE JUNIO
EXPRESADO EN MONEDA CONSTANTE DEL 30 DE JUNIO DE 2002
INTERINO PRELIMINAR
(En Miles de Bs.)

02 JUL 30 PM 4:08
ARCHIVO
RECIBIDO

	1er. Semestre 2002	1er. Semestre 2001
PASIVO Y PATRIMONIO		
PASIVO CIRCULANTE		
Préstamos Bancarios y Comerciales	7.800.000	0
Porción Circulante Préstamos Largo Plazo	5.594.815	14.375.406
Cuentas por Pagar Comerciales	27.483.520	30.353.661
Otras Cuentas por Pagar	5.115.642	3.241.824
Dividendos	1.070.369	275.066
Otros	2.904.382	2.746.246
TOTAL PASIVO CIRCULANTE	**49.968.728**	**50.992.203**
PROVISION ISLR		
ISLR por pagar	3.655.830	1.711.026
PASIVO A LARGO PLAZO		
Préstamos a Largo Plazo	2.250.000	9.756.212
Prestaciones Sociales y Otras Reservas	5.568.059	8.947.860
Otros Pasivos	1.376.014	2.409.720
TOTAL PASIVO LARGO PLAZO	**9.194.073**	**21.113.792**
TOTAL PASIVO	**62.818.631**	**73.817.021**
PATRIMONIO	**398.546.981**	**307.742.369**
TOTAL PASIVO Y PATRIMONIO	**461.365.612**	**381.559.390**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
María Alejandra Maguhn
Contralor Corporativo

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADO DE GANANCIAS Y PERDIDAS CONSOLIDADO REEXPRESADO
PARA EL PERIODO COMPRENDIDO
ENTRE EL 1 DE ENERO Y EL 30 DE JUNIO
EXPRESADO EN MONEDA CONSTANTE DEL 30 DE JUNIO DE 2002
INTERINO PRELIMINAR
(En Miles de Bs.)

02 JUL 30 PM 4:08
RECIBIDO

	1er. Semestre 2002	1er. Semestre 2001
Ventas Netas	91.076.270	95.252.177
COSTOS Y GASTOS OPERATIVOS		
Costo de Ventas	54.184.788	53.062.383
Gastos de Administración	4.976.404	4.100.780
Gastos de Ventas	11.579.772	14.024.846
TOTAL COSTOS Y GASTOS OPERATIVOS	**70.740.964**	**71.188.009**
UTILIDAD ANTES INT./IMP./DEP. Y AMORT.	**20.335.306**	**24.064.168**
DEPRECIACION Y AMORTIZACION	**8.850.648**	**9.105.477**
UTILIDAD OPERACIONAL	**11.484.658**	**14.958.691**
OTROS INGRESOS/(GASTOS)		
Otros - neto	-4.634.586	-10.107.866
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO		
Intereses Ganados	214.772	692.422
Intereses Gastos	-4.601.980	-4.066.885
Diferencias en cambio - neto	-1.647.916	-1.001.479
Ganancia monetaria	1.032.748	2.685.421
TOTAL INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO	**-5.002.376**	**-1.690.521**
UTILIDAD ANTES DE ISLR	**1.847.696**	**3.160.304**
Provisión ISLR	1.427.290	1.303.414
UTILIDAD NETA	**420.406**	**1.856.890**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
María Alejandra Maguhn
Contralor Corporativo

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO REEXPRESADOS
PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 30 DE JUNIO DE 2002
EXPRESADO EN MONEDA CONSTANTE DEL 30 DE JUNIO DE 2002
(Expresados en Miles de Bolívares)

	Capital social	Actualización del capital social	Saldo neto actualizado para uso único de futuros aumentos de capital	Resultado acumulado por traducción de filial extranjera	Utilidades retenidas		Resultado por tenencia de activos no monetarios	Total patrimonio
					Reserva legal	No distribuidas		
SALDOS AL 31 DE DICIEMBRE DE 2001	22.940.094	55.603.590	134.898.108	200.063	7.854.368	35.617.098	145.739.972	402.853.293
Utilidad neta	-	-	-	-	-	420.406		420.406
Dividendos en efectivo	-	-	-	-	-	(9.772.989)		(9.772.989)
Resultado por tenencia de activos no monetarios	-	-	-	-	-	-	5.046.271	5.046.271
SALDOS AL 30 DE JUNIO DE 2002	22.940.094	55.603.590	134.898.108	200.063	7.854.368	26.264.515	150.786.243	398.546.981

ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO REEXPRESADOS
PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 30 DE JUNIO DE 2001
EXPRESADO EN MONEDA CONSTANTE DEL 30 DE JUNIO DE 2002
(Expresados en Miles de Bolívares)

	Capital social	Actualización del capital social	Saldo neto actualizado para uso único de futuros aumentos de capital	Resultado acumulado por traducción de filial extranjera	Utilidades retenidas		Resultado por tenencia de activos no monetarios	Total patrimonio
					Reserva legal	No distribuidas		
SALDOS AL 31 DE DICIEMBRE DE 2000	22.940.094	55.603.590	134.898.108	189.031	7.854.368	35.941.038	58.520.228	315.946.457
Utilidad neta	-	-	-	-	-	1.856.890		1.856.890
Dividendo en efectivo	-	-	-	-	-	(2.811.163)		(2.811.163)
Resultado por tenencia de activos no monetarios	-	-	-	-	-	-	(7.249.815)	(7.249.815)
SALDOS AL 30 DE JUNIO DE 2001	22.940.094	55.603.590	134.898.108	189.031	7.854.368	34.986.765	51.270.413	307.742.369

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO REEXPRESADOS
PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 30 DE JUNIO DE LOS AÑOS 2001 Y 2002
EXPRESADO EN MONEDA CONSTANTE DEL 30 DE JUNIO DE 2002
(Expresados en Miles de Bolívares)

02 JUL 30 PM 4:09
ARCHIVO RECIBIDO

	2002	2001
ACTIVIDADES OPERACIONALES:		
Utilidad neta	420.406	1.856.890
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:		
Participación accionistas minoritarios, neto	347.061	(160.267)
Ganancia en venta de activos	206.543	256.446
Provisión para inversiones	3.604.485	1.927.964
Ganancia monetaria	(1.032.781)	(2.685.421)
Depreciación	8.550.613	8.968.729
Provisión para prestaciones sociales	5.608.859	5.501.944
Cambios en activos y pasivos circulantes	2.964.994	2.173.070
Cargos diferidos y otros activos	(82.153)	-
Pago de prestaciones sociales	(5.399.335)	(5.215.328)
Otros pasivos y créditos diferidos	(9.807)	1.021.231
Efectivo neto provisto por las actividades operacionales	15.178.885	13.645.258
ACTIVIDADES DE INVERSION:		
Venta de activos neto proyecto forestal	-	19.671.030
Adiciones de propiedades, planta y equipo neto	-	(9.727.831)
Venta y retiros de propiedades y equipos, neto	3.339.120	-
Efectivo neto provisto por las actividades de inversión	3.339.120	9.943.199
ACTIVIDADES DE FINANCIAMIENTO:		
Aumento (disminución) en pagarés y sobregiros bancarios	7.800.000	(1.146.062)
Disminución de préstamos a largo plazo	(15.008.469)	(26.965.794)
Dividendos en efectivo	(9.772.989)	(2.811.163)
Efectivo neto usado por las actividades de financiamiento	(16.981.458)	(30.923.019)
AUMENTO (DISMINUCION) NETO EN EFECTIVO Y EQUIVALENTES DE EFECTIVO	1.536.547	(7.334.562)
EFECTIVO Y EQUIVALENTES DE EFECTIVO:		
AL INICIO DEL PERIODO	7.608.246	11.037.809
AL FINAL DEL PERIODO	9.144.793	3.703.247

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
María Alejandra Maguhn
Contralor Corporativo

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

INFORMACION COMPLEMENTARIA

BALANCE GENERAL CONSOLIDADO HISTORICO
PARA EL PERIODO COMPRENDIDO
ENTRE EL 1 DE ENERO Y EL 30 DE JUNIO
INTERINO PRELIMINAR
(En Miles de Bs.)

	1er. Semestre 2002	1er. Semestre 2001
ACTIVO		
CIRCULANTE		
Efectivo y Valores Negociables	9.144.793	4.752.556
Cuentas por Cobrar Comerciales	33.114.932	30.872.990
Otras Cuentas por Cobrar	3.891.506	2.702.652
Inventarios	28.602.287	23.757.276
Gastos Pagados por Anticipado	903.964	782.666
Anticipo a Proveedores	1.716.893	1.021.756
TOTAL ACTIVO CIRCULANTE	**77.374.375**	**63.889.896**
Inversiones	2.000.718	1.272.484
ACTIVO FIJO NETO	**36.329.557**	**41.380.438**
Otros Activos	1.392.926	10.669.470
TOTAL ACTIVOS	**117.097.576**	**117.212.288**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

02 JUL 30 PM 4:08
ARCHIVO
RECIBIDO

INFORMACION COMPLEMENTARIA
BALANCE GENERAL CONSOLIDADO HISTORICO
PARA EL PERIODO COMPRENDIDO
ENTRE EL 1 DE ENERO Y EL 30 DE JUNIO
INTERINO PRELIMINAR
(En Miles de Bs.)

	1er. Semestre 2002	1er. Semestre 2001
PASIVO Y PATRIMONIO		
PASIVO CIRCULANTE		
Préstamos Bancarios y Comerciales	7.800.000	-
Porción Circulante Préstamos Largo Plazo	5.594.815	12.025.877
Cuentas por Pagar Comerciales	27.483.520	25.436.266
Otras Cuentas por Pagar	5.115.642	2.711.977
Dividendos	1.070.369	230.109
Otros	2.324.467	3.205.774
TOTAL PASIVO CIRCULANTE	**49.388.813**	**43.610.003**
PROVISION ISLR		
ISLR por pagar	3.655.830	1.541.137
PASIVO A LARGO PLAZO		
Préstamos a Largo Plazo	2.250.000	8.161.648
Prestaciones Sociales y Otras Reservas	5.568.059	5.689.242
Otros Pasivos	9.928.513	11.554.203
TOTAL PASIVO LARGO PLAZO	**17.746.572**	**25.405.093**
TOTAL PASIVO	**70.791.215**	**70.556.233**
PATRIMONIO	**46.306.361**	**46.656.055**
TOTAL PASIVO Y PATRIMONIO	**117.097.576**	**117.212.288**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn

María Alejandra Maguhn
Contralor Corporativo

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

VALORES

02 JUL 30 PM 4:08

ARCHIVO RECIBIDO

INFORMACION COMPLEMENTARIA

ESTADO DE GANANCIAS Y PERDIDAS CONSOLIDADO HISTORICO
PARA EL PERIODO COMPRENDIDO
ENTRE EL 1 DE ENERO Y EL 30 DE JUNIO
INTERINO PRELIMINAR
(En Miles de Bs.)

	1er. Semestre 2002	1er. Semestre 2001
Ventas Netas	87.132.544	78.617.132
COSTOS Y GASTOS OPERATIVOS		
Costo de Ventas	49.176.606	49.351.784
Gastos de Administración	4.872.424	3.434.884
Gastos de Ventas	11.095.085	11.588.947
UTILIDAD ANTES INT./IMP./DEP. Y AMORT.	**21.988.429**	**14.241.517**
DEPRECIACION Y AMORTIZACION	**2.584.935**	**2.490.160**
UTILIDAD OPERACIONAL	**19.403.494**	**11.751.357**
OTROS INGRESOS/(GASTOS)		
Otros - neto	-2.742.981	12.465.842
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO		
Intereses Ganados	201.237	607.718
Intereses Gastos	-4.359.018	-3.305.192
Diferencias en cambio - neto	-1.635.870	-815.222
TOTAL INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO	**-5.793.651**	**-3.512.696**
UTILIDAD ANTES DE ISLR	**10.866.862**	**20.704.503**
Provisión ISLR	1.361.963	1.122.079
UTILIDAD NETA	**9.504.899**	**19.582.424**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO
PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 30 DE JUNIO DE 2002
EN BOLIVARES HISTORICOS
(Expresados en Miles de Bolívares)

	Capital social	Utilidades retenidas: Reserva legal	Utilidades retenidas: No distribuidas	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2001	11.470.047	1.095.795	33.411.655	45.977.497
Aumentos de capital	-	-	-	-
Utilidad neta	-	-	9.504.899	9.504.899
Dividendos en efectivo	-	-	(9.176.035)	(9.176.035)
SALDOS AL 30 DE JUNIO DE 2002	11.470.047	1.095.795	33.740.519	46.306.361

ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO
PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 30 DE JUNIO DE 2001
EN BOLIVARES HISTORICOS
(Expresados en Miles de Bolívares)

	Capital social	Utilidades retenidas: Reserva legal	Utilidades retenidas: No distribuidas	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2000	11.470.047	1.095.795	16.801.798	29.367.640
Utilidad neta	-	-	19.582.424	19.582.424
Dividendos en efectivo	-	-	(2.294.009)	(2.294.009)
SALDOS AL 30 DE JUNIO DE 2001	11.470.047	1.095.795	34.090.213	46.656.055

Juan Antonio Lovera
Vicepresidente Corp. de Finanzas

María Alejandra Maguhn
Contralor Corporativo

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 30 DE JUNIO DE LOS AÑOS 2001 Y 2002
EN BOLIVARES HISTORICOS
(Expresados en Miles de Bolívares)

	2002	2001
ACTIVIDADES OPERACIONALES:		
Utilidad neta	9.504.899	19.582.424
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:		
Participación accionistas minoritarios, neto	347.061	134.073
Utilidad en inversiones		(18.902.255)
Provisión para inversiones	1.895.321	57.073
Depreciación	2.341.104	2.246.329
Provisión para prestaciones sociales	4.972.519	4.463.661
Cambios en activos y pasivos operacionales	1.160.305	(2.876.451)
Cargos diferidos y otros activos	(84.010)	-
Pago de prestaciones sociales	(4.146.914)	(3.991.952)
Otros pasivos y créditos diferidos	(59.256)	213.361
Efectivo neto provisto por las actividades operacionales	15.931.029	926.263
ACTIVIDADES DE INVERSION:		
Venta de activos netos proyecto forestal	-	15.472.159
Compra de propiedades, planta y equipo	(696.888)	(3.513.255)
Venta de propiedades y equipos	452.797	1.910.645
Efectivo neto provisto (usado) por las actividades de inversión	(244.091)	13.869.549
ACTIVIDADES DE FINANCIAMIENTO:		
Aumento en pagarés y sobregiros bancarios	7.800.000	(905.000)
Disminución de préstamos a largo plazo	(12.415.702)	(20.162.069)
Dividendos en efectivo	(9.176.035)	(2.294.009)
Efectivo neto usado por las actividades de financiamiento	(13.791.737)	(23.361.078)
AUMENTO (DISMINUCION) NETA EN EFECTIVO Y EQUIVALENTES DE EFECTIVO	1.895.201	(8.565.266)
EFECTIVO Y EQUIVALENTES DE EFECTIVO:		
AL INICIO DEL PERIODO	7.249.592	13.317.822
AL FINAL DEL PERIODO	9.144.793	4.752.556

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

PRESTAMOS A LARGO PLAZO

Al 30 de Junio de 2002, los préstamos a largo plazo (neto de porción circulante) están compuestos como sigue:	(MBs.)
a. Préstamo de banco del exterior por un monto total de US$ 5,05 millones. Por un plazo de 3 años. Vence en noviembre de 2002.	1.138.565
b. Préstamo de banco local por un monto total de Bs.3.000 millones. Por un plazo de 2 años. Vence en agosto de 2003.	1.875.000
c. Préstamo de banco local por un monto total de Bs.2.000 millones. Por un plazo de 2 años. Vence en enero de 2003.	1.500.000
d. Préstamo de banco local por un monto total de Bs.1.250 millones. Por un plazo de 2 años. Vence en julio de 2002.	156.250
e. Préstamo de banco local por un monto total de Bs.1.450 millones. Por un plazo de 1 año. Vence en julio de 2002.	550.000
f. Préstamo de banco local por un monto total de Bs.3.000 millones. Por un plazo de 1 año. Vence en septiembre de 2003.	2.625.000
Menos Porción Circulante	-5.594.815
	2.250.000

MANPA

RESULTADOS
PRIMER SEMESTRE 2002

www.manpa.com.ve

Puntos Resaltantes:

* La Utilidad Neta se incrementó en 28,02 %, al ubicarse en US$ 5,657 M en el primer semestre del 2002 versus US$ 4,419 M del mismo período del año 2001.
* La Utilidad Operativa se situó en US$ 13,455 M, aumentando en US$ 1,072 M (+ 8,66 %) en comparación con el primer semestre del año 2001.
* La Utilidad antes de Intereses, Impuestos, Depreciación y Amortización (EBITDA) se ubicó en US$ 20,173, incrementándose en US$ 1,005 M (+5,24 %) versus el primer semestre del año 2001.
* El margen EBITDA aumentó 5,16 puntos porcentuales, al pasar de 17,50 % en el primer semestre del año 2001 a 22,7 % en el mismo período del año 2002,

El incremento de la rentabilidad de la empresa ha sido posible a pesar del paro general registrado en el mes de abril y al aplazamiento para finales del mes de julio del inicio de la temporada escolar del 2002, debido a la incertidumbre que reinó con respecto a un nuevo calendario escolar.

* El índice de cobertura del EBITDA a intereses gastos netos fue de 4,58 x en el primer semestre del 2002.
* Reducción de la Deuda Financiera Neta a US$ 4,805 M, lo que representa una disminución de 77,61 % versus el primer semestre del año 2001.
* Se repartieron dividendos en efectivo en el primer semestre del año 2002 por un monto aproximado de US$ 7,811 M que al comparar con el monto repartido en el mismo período del año anterior representa un incremento de US$ 4,620 M (+144,8%).

Resumen Financiero

Resumen Operativo

Información Adicional

Resumen Financiero

Menú

Manufacturas de Papel, C.A. (MANPA) S.A.C.A., dada la incertidumbre económica existente , continuará con su estrategia de fortalecimiento financiero tal como se ha mencionado en los últimos reportes, a través de la reducción de la deuda financiera.

En efecto, durante el primer semestre la deuda financiera neta disminuyó en US$ 16,660 M al ubicarse en US$ 4,805 M al cierre del primer semestre de 2001 versus US$ 21,465 M en el mismo período del año anterior.

Se proyecta que para el segundo semestre del año 2002, el endeudamiento neto de la empresa será negativo.

A continuación se presenta un resumen de la deuda financiera corporativa y su composición:

(En miles de US$, base US GAAP)	1er. SEM 2002	1er. SEM 2001
Préstamos a Corto Plazo	5.766	0
Porción Circulante de Préstamos a L.P.	4.136	16.725
Total a Corto Plazo	9.902	16.725
Préstamos a Largo Plazo	1.663	11.351
Total Deuda Financiera	**11.565**	**28.076**
Efectivo	6.760	6.611
Total Deuda Financiera Neta	**4.805**	**21.465**
EBITDA	**20.173**	**19.168**
Intereses Gastos Netos	**4.403**	**3.805**
EBITDA/Intereses x	**4,58**	**5,04**

Menú   Resumen Operativo

Al cierre del primer semestre del 2001 el volumen de ventas se ubicó en 68,920 versus 72.032 TM del mismo período del año anterior, lo cual representa una disminución de 4,32 % (- 3,112 TM).

Esta disminución en el volumen de ventas se debe básicamente al paro general ocurrido en el mes de abril y al aplazamiento en el inicio de la temporada escolar para finales del mes de julio del 2002, como resultado de la incertidumbre que reinó con respecto a un nuevo caleandario escolar. Recordemos que en Venezuela, las ventas para la temporada escolar siempren se han iniciado en el mes de mayo, lo cual quiere decir que en este año ocurrió un retraso de casi dos meses en el comienzo de las ventas.

En cuanto al volumen de ventas de exportación, las mismas registraron un incremento del 26 % al situarse en 12,878 TM en el primer semestre del 2002 versus 10,221 TM en el mismo período del año anterior, como resultado de la correción en la tasa sobrevaluación del Bolívar frente al Dólar Americano.

Las Ventas Netas acumuladas al cierre de junio del 2002 se ubican en US$ 88,687 M, los cuales con respecto al mismo período del año 2001, caen en US$ 22,064 M (-18,84 %) como consecuencia de la disminución de los volumenes de venta, así como también del impacto de la devaluación en los precios de venta locales.

La utilidad neta antes de intereses, impuestos, depreciación y amortización (EBITDA) alcanzó US$ 20,173 M lo cual comparado con el año 2001 representa un incremento de US$ 1,005 M (+5,24 %).

Los intereses gastos netos aumentaron en US$ 598 M (+15,76%) al comparalo con el primer semestre del año 2001, producto del fuerte incremento registrado en las tasas promedio activas de interés, a pesar de la importante disminución de la deuda financiera, .

La utilidad neta al cierre del primer semestre se ubicó en US$ 5,657 M lo cual comparado con la utilidad de US$ 4,419 M del primer semestre del 2000 representa un incremento de US$ 1,238 M.

Ventas en TM	1er. SEM 2002		1er. SEM 2001		Variación
Higiénicos	26.577	38,6%	26.337	36,6%	1%
Bobinas envases - embalajes	10.432	15,1%	10.705	14,9%	-3%
Bobinas impresión - escritura	10.931	15,9%	11.216	15,6%	-3%
Sacos	4.192	6,1%	5.315	7,4%	-21%
Bolsas	2.405	3,5%	2.534	3,5%	-5%
Resmas, Resmillas, Formas Continuas	11.275	16,4%	12.005	16,7%	-6%
Productos Escolares y de Oficina	3.108	4,5%	3.920	5,4%	-21%
TOTAL VENTAS PAPEL EN TM	68.920		72.032		-4%

Mezcla de Ventas Local-Exportación

Ventas en TM	1er. SEM 2002	%	1er. SEM 2001	%
Exportación	12.878	19%	10.221	14%
Local	56.042	81%	61.811	86%
Total	**68.920**	**100%**	**72.032**	**100%**

ESTADO DE GANANCIAS Y PERDIDAS CONSOLIDADO
PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 30 DE JUNIO
INTERINO PRELIMINAR
Preparados con base en US GAAP

(En miles de US$)	Acum 02	Acum 01
Ventas Netas	88.687	110.751
COSTOS Y GASTOS OPERATIVOS		
Costo de Ventas	58.051	70.368
Gastos Operativos	17.181	21.215
UTILIDAD ANTES DE INT. IMP., DEP. Y AMORT (EBITDA)	**20.173**	**19.168**
Depreciación y Amortización	6.718	6.785
UTILIDAD OPERATIVA	**13.455**	**12.383**
OTROS INGRESOS/(GASTOS)		
Intereses Gastos Netos (*)	(4.403)	(3.805)
Otros Ingresos/(Egresos)	(1.979)	(2.572)
Total Otros Ingresos (egresos)	(6.382)	(6.377)
UTILIDAD ANTES DE ISLR	7.073	6.006
Provisión ISLR	1.416	1.587
UTILIDAD NETA	**5.657**	**4.419**

BALANCE GENERAL CONSOLIDADO
AL 30 DE JUNIO
INTERINO PRELIMINAR
Preparados con base en US GAAP

(En miles de US$)

	Acum 02	Acum 01
ACTIVO		
CIRCULANTE		
Efectivo y Valores Negociables	6.760	6.611
Cuentas por Cobrar Comerciales	24.479	42.939
Otras Cuentas por Cobrar	2.877	3.759
Inventarios	33.570	34.007
Gastos Pagados por Anticipado	809	1.092
Anticipo a Proveedores	1.318	1.427
TOTAL ACTIVO CIRCULANTE	69.813	89.835
Inversiones y Proyecto Forestal	8.672	8.520
ACTIVOS FIJOS		
Propiedades, Planta y Equipos	229.949	237.865
Depreciación Acumulada	(142.439)	(130.968)
Construcciones en Proceso	10.217	4.603
TOTAL ACTIVO FIJO	97.727	111.500
Otros Activos	2.261	15.300
TOTAL ACTIVOS	**178.473**	**225.155**

BALANCE GENERAL CONSOLIDADO
AL 30 DE JUNIO
INTERINO PRELIMINAR
Preparados con base en US GAAP

02 JUL 30 PM 4:08

RECIBIDO

(En miles de US$)

	Acum 02	Acum 01
PASIVO Y PATRIMONIO		
PASIVO CIRCULANTE		
Préstamos Bancarios y Comerciales	5.766	-
Porción Circulante Préstamos LP	4.136	16.725
Cuentas por Pagar Comerciales	20.317	35.375
Otras Cuentas por Pagar	6.399	7.328
TOTAL PASIVO CIRCULANTE	36.618	59.428
PASIVO A LARGO PLAZO		
Préstamos a Largo Plazo	1.663	11.351
Prestaciones Sociales	4.170	6.087
Otros Pasivos y Provisiones	14.715	24.279
TOTAL PASIVO LARGO PLAZO	20.548	41.717
TOTAL PASIVO	57.166	101.145
PATRIMONIO	121.307	124.010
TOTAL PASIVO Y PATRIMONIO	178.473	225.155

Menú | Resumen Financiero | Inicio

Información Adicional

02 JUL 30 PM 4:08

RECIBIDO

Para Información Adicional, por favor contacte a:

Juan Antonio Lovera: Teléfono (58212) 901-2335 e-mail jlovera@manpa.com.ve
Leticia Level: Teléfono (58212) 901-2245 e-mail llevel@manpa.com.ve
Adriana Salvatierra: Teléfono (58243) 240-1158 e-mail asalvatierra@manpa.com.ve